QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
EA Acquisitions Corp.	Delaware, USA
Eurand, Incorporated	Nevada, USA
Eurand Pharmaceuticals, Inc.	Delaware, USA
Eurand Microencapsulation S.A.	Switzerland
Eurand France S.A.S.	France
Eurand S.p.A.	Italy
Eurand Real Estate S.r.l.	Italy
Eurand Pharmaceuticals Limited	Republic of Ireland

QuickLinks

LIST OF SUBSIDIARIES